UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2014

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Newman
Interim results
Half year ended 31 December 2013
Andrew Mackenzie Chief Executive Officer Graham Kerr Chief Financial Officer
18 February 2014
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton
resourcing the future
Forward looking statements
This release contains forward looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.
These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP
Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release also includes certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
UK GAAP financial information
Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.
Reliance on third party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
Interim results, 18 February 2014
Slide 2

Gulf of Mexico
Interim results
Half year ended 31 December 2013
Andrew Mackenzie Chief Executive Officer
18 February 2014
bhpbilliton
resourcing the future

Key themes
bhpbilliton
resourcing the future
Record operational performance and strong production growth
Sustainable productivity gains of US$4.9 billion now embedded
Capital and exploration expenditure to decline by 25% this year
Net debt of US$27.1 billion expected to approach US$25 billion by end FY14
With strong free cash flow, selective investment and continued simplification, we are well placed to extend our strong track record of capital management
Interim results, 18 February 2014 Slide 4

Safety is paramount
bhpbilliton
resourcing the future
Total Recordable Injury Frequency (TRIF)
(number of recordable injuries per million hours worked)
10 8 6 4 2 0
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 H1 FY14
Interim results, 18 February 2014 Slide 5

Strong growth in free cash flow
bhpbilliton
resourcing the future
Underlying EBITDA of US$16.5 billion, up 16%
Underlying EBIT of US$12.4 billion, up 15%
Underlying attributable profit of US$7.8 billion, up 31%
Net operating cash flow of US$11.9 billion, up 65%
Capital and exploration expenditure of US$7.9 billion1, down 28%
Free cash flow2 increased by US$7.8 billion
Underlying return on capital3 of 22%
Interim dividend up 3.5% to 59 US cents per share
Net debt down to US$27.1 billion
1. Excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments.
2. Net operating cash flows less net investing cash flows, adjusted to exclude proceeds from divestments and sales.
3. Excludes capital investment associated with projects not yet in production.
Note: Variance relates to the relative performance of BHP Billiton during H1 FY14 compared with H1 FY13.
Interim results, 18 February 2014 Slide 6

Production records achieved at 10 operations
bhpbilliton
resourcing the future
Record Western Australia Iron Ore (WAIO) production, up 20% to 108 mt1, with full year guidance upgraded to 212 mtpa1 during the period
Record Queensland Coal production, with an annualised rate of 68 mtpa1 in the December 2013 quarter
Copper production increased by 6% with Escondida on track to produce 1.1 mt1 in FY14
Petroleum liquids production increased by 9% to 50 MMboe underpinned by a 72% increase at Onshore US
– lower natural gas production reflected our decision to prioritise high margin liquids
1. 100% basis.
Strong and predictable operating performance
(production volumes, % change, H1 FY14 versus H1 FY13)
Metallurgical coal
Iron ore
Petroleum liquids
Nickel
Alumina
Aluminium
Manganese alloy
Copper
Manganese ore
Energy coal
Natural gas
(8) 0 8 16 24
Interim results, 18 February 2014 Slide 7

Selective investment and productivity gains underpin strong momentum bhpbilliton
resourcing the future
Production guidance maintained for FY14
– iron ore production of 192 mt
– petroleum production of 250 MMboe
– metallurgical coal production of 41 mt
– energy coal production of 73 mt
– copper production of 1.7 mt
We expect 16% production growth1 over the two years to the end of FY15
Production growth contribution1
(%, FY13 to FY15)
0
5
10
15
20
Iron Ore
Petroleum
Coal
Copper
Aluminium,
Manganese
& Nickel
Total
1. Copper equivalent production growth based on FY13 average realised product prices.
Interim results, 18 February 2014 Slide 8

Newman
Interim results
Half year ended 31 December 2013
Graham Kerr Chief Financial Officer
18 February 2014
bhpbilliton
resourcing the future

Other items affecting profitability
bhpbilliton
resourcing the future
Other items
(US$ million)
EBITDA
Tax
500
250
0
(250)
Onshore US rig termination charges
Onshore US underutilised gas pipeline charges
UK pension plan charges (Petroleum)
Balance sheet monetary items1
Remeasurement of deferred tax assets2
1. Period end foreign exchange related restatement of monetary items in the balance sheet; represents variance from H1 FY13.
2. Remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax.
Interim results, 18 February 2014
Slide 10

Productivity is delivering sustainable growth in margins and returns bhpbilliton
resourcing the future
Controllable cash costs1
(US$ million)
1,200
600
0
247
325
71
129
275
1,047
Equipment
People
Supply
Other
Expl’n & bus. dev.2
Total
EBIT variance
(US$ billion, H1 FY14 versus H1 FY13)
20.0
15.0
10.0
5.0
0.0
10.8
(0.7)
1.5
(0.3)
11.3
0.7
0.5
1.0
(0.1)
(0.1)
(0.8)
(0.1)
12.4
H1 FY13
Price
Exchange
Inflation
Sub-total
Growth volumes
Productivity volumes
Controllable cash costs1
Price linked costs
Fuel & energy
Non-cash
Other3
H1 FY14
1. Controllable cash costs comprises operating cash costs and exploration and business development expense.
2. Exploration and business development expense.
3. Other includes one-off items, ceased and sold operations, asset sales and other items.
Interim results, 18 February 2014
Slide 11

US$4.9 billion1 of cost and volume efficiencies now embedded bhpbilliton
resourcing the future
Productivity led cost and volume efficiencies1
(US$ billion)
1.5
4.9
5.0
1.6
2.5
1.8
0.0
Operating cash costs
Exploration & business development
Productivity volumes
Total
1. Represents annualised volume and/or cash cost productivity efficiencies embedded within the H1 FY14 result relative to the FY12 baseline. FY13 included controllable cash cost efficiencies of US$2.7 billion and volume efficiencies of US$1.0 billion.
Interim results, 18 February 2014
Slide 12

Our framework to maximise shareholder returns
bhpbilliton
resourcing the future
Our purpose when allocating capital is to maximise total shareholder returns
Our strategy is to own and operate large, long life, low cost, expandable, upstream assets diversified by commodity, geography and market
We will strike the balance between selective investment in our high quality portfolio and a commitment to extend our strong track record of capital management
NPV
ROC
Capital allocation
Margins
IRR
Maximise shareholder returns
Interim results, 18 February 2014
Slide 13

A strong track record of capital management
bhpbilliton
resourcing the future
Over the last 10 years we returned US$62 billion1 to our shareholders a payout ratio of ~50%
US$100 invested in BHP Billiton a decade ago would have a value of US$4663 today
CAGR of 17%
Capital return
Capital growth
Balancing investment with shareholder returns
(US$ billion)
(average payout ratio, %)
15
60
BHP Billiton
10
40
Peer average2
5
20
0
0
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
H1 FY14
Share buy-backs Base dividend
1. Includes buy-backs and dividends over the period from CY04 to CY13 inclusive.
2. Peer group based on LSE constituents: Anglo American and Rio Tinto.
3. Value as at 31 December 2013; assumes dividends are reinvested.
Source: Datastream; BHP Billiton analysis.
Interim results, 18 February 2014
Slide 14

Applying strict capital discipline
bhpbilliton
resourcing the future
We are committed to a solid A credit rating
65% increase in net operating cash flow
proceeds of US$2.2 billion1 from portfolio simplification received in the period
Net debt is expected to approach US$25 billion by end FY14
1. Represents consideration for the Jimblebar and Pinto Valley transactions.
Return excess to shareholders
Capital allocation
Strong balance sheet & solid A credit rating
Investment
Progressive base dividend
Net debt
(US$ billion)
30
25
20
15
FY12
FY13
H1 FY14
Interim results, 18 February 2014
Slide 15

Applying strict capital discipline
bhpbilliton
resourcing the future
Our progressive base dividend has been maintained throughout the economic cycle it is the minimum annual distribution that a shareholder should expect returned US$39 billion1 in dividends over the last 10 years
3.5% increase in our FY14 interim dividend to 59 US cps
we will reassess its trajectory again at the end of the financial year
+US$6 billion annual dividend commitment is comfortably funded by internal cash flow
Return excess to shareholders
Capital allocation
Strong balance sheet & solid A credit rating
Investment
Progressive base dividend
Strong growth in our progressive base dividend
(US cps)
0 25 50 75
H2 H1
17% CAGR
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
H1 FY14
1. Over the period from CY04 to CY13 inclusive.
Interim results, 18 February 2014
Slide 16

Applying strict capital discipline
bhpbilliton
resourcing the future
By reducing annual expenditure, we have significantly increased internal competition for capital
25% reduction in capital and exploration expenditure1 in FY14 our rate of expenditure will decline again next year
We have delivered significant growth in free cash flow
increased by US$7.8 billion2 in H1 FY14
Return excess to shareholders
Capital allocation
Strong balance sheet & solid A credit rating
Investment
Progressive base dividend
Substantial reduction in expenditure
(US$ billion)
30
Capital & exploration expenditure1
20
H2
10
H1
0
FY12
FY13
FY14e
1. Represents the share of capital and exploration expenditure (on an accruals basis) attributable to BHP Billiton shareholders. Includes BHP Billiton proportionate share of equity accounted investments; excludes non-controlling interests and capitalised deferred stripping.
2. Net operating cash flows less net investing cash flows, adjusted to exclude proceeds from divestments and sales.
Interim results, 18 February 2014
Slide 17

Applying strict capital discipline
bhpbilliton
resourcing the future
We have consistently returned excess capital to shareholders completed buy-backs totalling US$23 billion1 over the last 10 years
With strong free cash flow, selective investment and continued simplification, we are well placed to extend our strong track record of capital management
Return excess to shareholders
Capital allocation
Strong balance sheet & solid A credit rating
Investment
Progressive base dividend
A strong track record of capital management1,2
(US$ billion)
60
Buy-backs
40
20
Base dividend
0
BHP Billiton
Peer 1
Peer 2
1. Over the period from CY04 to CY13 inclusive.
2. Peer group based on LSE constituents: Anglo American and Rio Tinto.
Interim results, 18 February 2014
Slide 18

Competition for capital will increase returns
bhpbilliton
resourcing the future
Our opportunity rich portfolio remains a key point of differentiation
By continuing to operate within a disciplined framework and by testing all decisions against challenging criteria, we will increase the capital efficiency of the Group greater focus on our core basins
fewer projects will pass through our investment tollgates and study costs will decline we will preserve high value options, at low cost
Competition for capital has already improved the economics of our favoured projects an average rate of return of >20%1 is achievable for our portfolio of major project options
NPV
ROC
Margins
IRR
Capital allocation
Maximise shareholder returns
Competition has raised investment returns2
(nominal IRR, %)
Returns
Projected average IRR2 of >20%
FY12 plan
FY14 plan
Value
1. Ungeared, post tax, nominal rate of return.
2. Includes our favoured six operated major project options with outlier projects scaled for illustrative purposes. FY12 plan normalised for price and foreign exchange.
Interim results, 18 February 2014
Slide 19

Primed to increase shareholder returns
bhpbilliton
resourcing the future
We have delivered a significant increase in free cash flow
Capital and exploration expenditure is expected to decline by 25% in FY14, as planned
An average rate of return of >20%1 for our favoured major projects is achievable
Our progressive base dividend is comfortably funded by internal cash flow
Continued simplification of our portfolio will further strengthen our balance sheet
Net debt of US$27.1 billion expected to approach US$25 billion by end FY14
With strong free cash flow, selective investment and continued simplification, we are well placed to extend our strong track record of capital management
1. Ungeared, post tax, nominal rate of return.
Interim results, 18 February 2014
Slide 20

BMA
Interim results
Half year ended 31 December 2013
Andrew Mackenzie Chief Executive Officer
18 February 2014
bhpbilliton
resourcing the future

Unlocking shareholder value through productivity
bhpbilliton
resourcing the future
We committed to deliver more tonnes and more barrels from existing infrastructure at a lower unit cost
Our culture, capability and systems support our continuing pursuit of sustainable improvements in productivity
All of our people are empowered to deliver greater levels of productivity
Our initiatives vary depending on the unique challenges and opportunities at each operation
Sustainable operational improvement is the highest value adding thing we can do
BMA 797 truck performance (Goonyella)
(hours, 12 month moving average, index, July 2012=100)
150 100 50
Jul 12
Aug 12
Sep 12
Oct 12
Nov 12
Dec 12
Jan 13
Feb 13
Mar 13
Apr 13
May 13
Jun 13
Jul 13
Aug 13
Sep 13
Oct 13
Nov 13
Dec 13
WAIO ore handling plants OEE1
(12 month moving average, index, December 2012=100)
105 104 103 102 101 100
Dec 12
Jan 13
Feb 13
Mar 13
Apr 13
May 13
Jun 13
Jul 13
Aug 13
Sep 13
Oct 13
Nov 13
Dec 13
1. OEE stands for Overall Equipment Effectiveness and is defined as the rate at which the equipment performs relative to its technical limit or capacity.
Interim results, 18 February 2014
Slide 22

Unlocking shareholder value through productivity
bhpbilliton
resourcing the future
We committed to deliver more tonnes and more barrels from existing infrastructure at a lower unit cost
Our culture, capability and systems support our continuing pursuit of sustainable improvements in productivity
All of our people are empowered to deliver greater levels of productivity
Our initiatives vary depending on the unique challenges and opportunities at each operation
Sustainable operational improvement is the highest value adding thing we can do
– at BMA, record production and a disciplined approach to reducing costs led to a 25% decline in unit cash costs1
Coal productivity gains2
(US$ billion)
3.0 2.0 1.0 0.0
Operating cash costs
Business development & exploration
Productivity volume
Productivity gains (EBIT)
Coal productivity = capital efficiency
(EBIT to average net operating assets, %)
10 5 0 (5) (10)
Base3
Productivity gains
H1 FY14
1. Mine site cash costs in Australian dollars.
2. Represents annualised volume and/or cash cost productivity efficiencies embedded within the H1 FY14 result relative to the FY12 baseline.
3. Base represents the H1 FY14 return prior to productivity gains (EBIT) and any associated capital expenditure.
Interim results, 18 February 2014
Slide 23

Unlocking shareholder value through productivity
bhpbilliton
resourcing the future
We committed to deliver more tonnes and more barrels from existing infrastructure at a lower unit cost
Our culture, capability and systems support our continuing pursuit of sustainable improvements in productivity
All of our people are empowered to deliver greater levels of productivity
Our initiatives vary depending on the unique challenges and opportunities at each operation
Sustainable operational improvement is the highest value adding thing we can do
– at WAIO, supply chain debottlenecking contributed to a 5 mtpa uplift to FY14 production guidance1
Iron Ore productivity gains2
(US$ billion)
0.6
0.3
0.0
(0.3)
(0.6)
Operating cash costs
Business development & exploration
Productivity volume
Productivity gains (EBIT)
Iron Ore productivity = capital efficiency
(EBIT to average net operating assets, %)
60
55
50
Base3
Productivity gains
H1 FY14
1. 100% basis.
2. Represents annualised volume and/or cash cost productivity efficiencies embedded within the H1 FY14 result relative to the FY12 baseline.
3. Base represents the H1 FY14 return prior to productivity gains (EBIT) and any associated capital expenditure.
Interim results, 18 February 2014
Slide 24

Generating a sustainable increase in return on capital
bhpbilliton
resourcing the future
Strong operating performance and an intense focus on productivity has delivered an increase in the Group’s Underlying return on capital to 22%1
Further discipline and the completion of several major projects will carry momentum into FY15
Return on capital
(earnings to average capital employed1, %)
25
20
15
10
5
0
Base2
Productivity gains
H1 FY14
1. Excludes capital associated with projects not yet in production.
2. Base represents the H1 FY14 return prior to productivity gains (EBIT) and any associated capital expenditure.
Interim results, 18 February 2014
Slide 25

Global growth is broad based and improving
bhpbilliton
resourcing the future
Global economic conditions improved during H1 FY14
In the United States, growth has accelerated as private sector confidence builds
China is in transition to a services led economy
Some moderation in the rate of Chinese growth is expected
Balance of risk to global growth is skewed to the upside given the stronger than expected performance of major developed economies
Private sector driving recent US growth
(% QoQ, annualised)
5.0
2.5
0.0
(2.5)
Dec 12
Mar 13
Jun 13
Sep 13
Dec 13
Private spending
Government spending & net exports
GDP
Chinese GDP is increasingly services led
(% of China GDP)
(GDP growth, % YoY) 50
15
45 10
40 5
35 0
2003
2005
2007
2009
2011
2013
GDP growth
Industry
Services
Source: U.S. Bureau of Economic Analysis; National Bureau of Statistics of China.
Interim results, 18 February 2014
Slide 26

Markets will respond to supply growth
bhpbilliton
resourcing the future
With the displacement of high cost supply, the marginal cost of production for iron ore will decline
– current steep cost curve contributes to volatility
– price and volatility will reduce as low cost supply is commissioned
The long term outlook for copper remains positive
– grade decline at existing operations and rising strip ratios
– potential for supply disruptions and project delays
– few high quality opportunities ready for development
The iron ore cost curve will flatten
(US$/t)
CY13 CY15
Cumulative volume
Refined copper market outlook
(million tonnes)
2
1
0
(1)
2010 2011 2012 2013 2014 2015 2016 2017 2018
Change in demand Change in supply1
Surplus/deficit
1. Supply without probable mine projects and market adjustments.
Source: Macquarie Research, October 2013; Wood Mackenzie; BHP Billiton analysis.
Interim results, 18 February 2014
Slide 27

Our portfolio provides unrivalled flexibility
bhpbilliton
resourcing the future
Capital & exploration expenditure1
(%)
100
Aluminium, Manganese & Nickel
75
Coal
50
Copper
25
Iron Ore
Petroleum & Potash
0
FY09
FY10
FY11
FY12
FY13
WAIO
(Iron ore)
Queensland Coal
(Metallurgical coal)
Saskatchewan
(Potash)
Onshore US
(Oil & gas)
Gulf of Mexico
(Oil & gas)
Escondida
(Copper)
1. Figures are based on a pre-IFRS 10 and 11 and pre-IFRIC 20 basis for comparison purposes. Excludes diamonds and interest in titanium minerals.
Note: Bubble size represents combined capital expenditure for FY14 and FY15 for continuing operations.
Interim results, 18 February 2014
Slide 28

Our portfolio approach to capital allocation
bhpbilliton
resourcing the future
NPV
ROC
Margins
IRR
Capital allocation
Maximise shareholder returns
WAIO
(Iron ore)
Queensland Coal
(Metallurgical coal)
Saskatchewan
(Potash)
Onshore US
(Oil & gas)
Gulf of Mexico
(Oil & gas)
Escondida
(Copper)
Note: Bubble size represents combined capital expenditure for FY14 and FY15 for continuing operations.
Interim results, 18 February 2014
Slide 29

An increasing focus on our major basins
bhpbilliton
resourcing the future
Production growth1
Capital & exploration expenditure3
(%, FY13 to FY15)
(US$ million)
30
24
Major basins2
24
16
18
8
Group2
12
0
30 35 40 45 50 55
FY12 FY13 FY14e
EBIT margin2
WAIO
(Iron ore)
Queensland Coal
(Metallurgical coal)
Saskatchewan
(Potash)
Onshore US
(Oil & gas)
Gulf of Mexico
(Oil & gas)
Escondida
(Copper)
1. Copper equivalent production growth based on FY13 average realised product prices.
2. Refers to FY13 Underlying EBIT margin. Excludes third party trading activities. Bubble size reflects FY13 capital expenditure.
3. Represents BHP Billiton share. Includes proportionate share of equity accounted investments; excludes non-controlling interests and capitalised deferred stripping.
Note: Bubble size represents combined capital expenditure for FY14 and FY15 for continuing operations.
Interim results, 18 February 2014
Slide 30

Key themes
bhpbilliton
resourcing the future
Record operational performance and strong production growth
Sustainable productivity gains of US$4.9 billion now embedded
Capital and exploration expenditure to decline by 25% this year
Competition for capital will drive investment returns higher
Net debt of US$27.1 billion expected to approach US$25 billion by end FY14
With strong free cash flow, selective investment and continued simplification, we are well placed to extend our strong track record of capital management
Interim results, 18 February 2014
Slide 31

bhpbilliton
resourcing the future

Appendix
bhpbilliton
resourcing the future

Strength in diversity
bhpbilliton
resourcing the future
EBIT margin
(%)
75
50
25
0
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
H1 FY14
Petroleum & Potash
Aluminium, Manganese & Nickel
Copper
Iron Ore
Coal
Group
Note: All periods exclude third party trading activities. Calculated on the basis of IFRS 10, IFRS 11 and IFRIC 20 for periods FY13 onwards. Negative margins are not shown as the y-axis is set at zero.
Interim results, 18 February 2014
Slide 34

Impact of commodity price movements
bhpbilliton
resourcing the future
Total price variance1
(US$ million, H1 FY14 versus H1 FY13)
1,000
815
(14)
500
(306)
0
(611)
(500)
(658) (774)
(1,000)
Iron Ore
Petroleum
Aluminium,
Coal
Copper
Total
Manganese & Nickel
1. Includes impact of price linked costs.
Interim results, 18 February 2014
Slide 35

Foreign exchange gain/(loss) on balance sheet monetary items bhpbilliton
resourcing the future
Foreign exchange gain/(loss) on balance sheet monetary items
(US$ million)
400
50
345
24 (11)
300
64
73
200
145
100
0
Iron Ore
Copper
Coal
Aluminium, Manganese & Nickel
Group & unallocated
Petroleum & Potash
Total
Note: Difference in exchange variance calculated on Underlying EBIT; excludes exchange impact on net costs.
Interim results, 18 February 2014
Slide 36

Our high quality project pipeline
bhpbilliton
resourcing the future
WAIO
WAIO
Inner
Jimblebar
Caval
Jansen shaft
Harbour
Ridge
development
Macedon
WAIO
Bass Strait
Broad-
Port and Rail
HPX3
NWS
LGCP
meadow
GWF-A
FY13
FY14
FY15
FY16
Escondida
Escondida
Appin
Kipper1
Daunia
NWS North
OLAP
OGP1
Area 9
Rankin B
NTP
Cerrejon
WAIO
Exp 3
P40
Orebody 24
Samarco 4
Turrum
Iron Ore
Petroleum
Copper
Coal
Aluminium, Manganese
& Potash
& Nickel
first
production
≤US$500m
>US$500m
1. Facilities ready for first production pending resolution of mercury content.
Note: Escondida Water Supply Project will be commissioned in 2017.
Interim results, 18 February 2014
Slide 37

Maturity profile analysis
bhpbilliton
resourcing the future
Debt balances1
(US$ billion2)
7 6 5 4 3 2 1 0
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY24
FY25
FY26
FY27
FY28
Post FY28
US$
Euro
Sterling
A$
C$
CP
Bonds
Bonds
Bonds
Bonds
Bonds
Issuance
Subsidiaries3
% of portfolio
59%
22%
8%
3%
2%
1%
5%
Capital Markets 94%
Bank Supported 1%
Asset Financing 5%
1. Based on debt balances as at 31 December 2013.
2. All debt balances are represented in notional US$ values and based on financial years.
3. Subsidiary debt is presented in accordance with IFRS 10 and IFRS 11.
Interim results, 18 February 2014
Slide 38

Key net profit sensitivities
bhpbilliton
resourcing the future
Approximate impact1 on FY14 net profit after tax of changes of
US$ million
US$1/t on iron ore price 120
US$1/bbl on oil price 45
US¢10/MMbtu on US gas price 25
US$1/t on metallurgical coal price 25
US¢1/lb on aluminium price 25
US¢1/lb on copper price 25
US$1/t on energy coal price 25
US¢1/lb on nickel price 2
AUD (US¢1/A$) operations2 100
RAND (0.2 Rand/US$) operations2 25
1. Assumes total volume exposed to price.
2. Impact based on average exchange rate for the period.
Interim results, 18 February 2014
Slide 39

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	February 18, 2014	By:	/s/ Jane McAloon
		Name:	Jane McAloon
		Title:	Group Company Secretary